Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), November 17, 2025 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 360 million share buyback program announced on July 31, 2025, as the eighth tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Eighth Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
10/11/2025	9,100	357.2461	3,250,939.51	7,262	413.0474	2,999,550.22	2,592,299.90	16,362	357.1226	5,843,239.41
11/11/2025	5,450	359.1975	1,957,626.38	7,108	422.0205	2,999,721.71	2,591,552.24	12,558	362.2534	4,549,178.61
12/11/2025	200	370.1000	74,020.00	5,887	424.6288	2,499,789.75	2,159,459.01	6,087	366.9261	2,233,479.01
13/11/2025	20,900	364.2015	7,611,811.35	5,964	419.1663	2,499,907.81	2,151,568.82	26,864	363.4373	9,763,380.17
14/11/2025	16,563	359.0893	5,947,596.08	7,181	417.7209	2,999,653.78	2,575,252.22	23,744	358.9475	8,522,848.29
Total	52,213	360.8679	18,841,993.31	33,402	419.0954	13,998,623.27	12,070,132.19	85,615	361.0597	30,912,125.50

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Eighth Tranche till November 14, 2025, the total invested consideration has been:
•Euro 254,188,947.06 for No. 674,942 common shares purchased on the EXM
•USD 67,416,129.84 (Euro 57,869,877.16*) for No. 154,045 common shares purchased on the NYSE.

As of November 14, 2025, the Company held in treasury No. 16,503,282 common shares, net of shares assigned under the Company’s equity incentive plan, corresponding to 8.51% of the total issued common shares. Including the special voting shares, the Company held in treasury 9.01% of the total issued share capital.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since the start of the multi-year share buyback program of approximately Euro 2 billion announced during the 2022 Capital Markets Day, on July 1, 2022, until November 14, 2025, the Company has purchased a total of 5,840,007 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 1,954,628,521.58.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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